

Mail Stop 7010

March 23, 2007

William J. Ginivan
Senior Vice President and General Counsel
FBR Capital Markets Corporation
1001 Nineteenth Street North, 18th floor
Arlington, VA 22209

Re: FBR Capital Markets Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed on March 14, 2007
File No. 333-138824

Dear Mr. Ginivan:

We have reviewed your filing and have the following comments.

Our Principal Businesses, page 5

1.   You disclose on February 9, 2007 that you acquired certain assets and a team of more than two dozen investment banking professionals from Legacy. Please also disclose the terms of this transaction, including the consideration paid.

We have incurred losses in recent periods…, page 17

2.   Please also quantify and state the losses you have incurred in recent periods.

Selling Shareholders, page 37

3.   We note your response to comment 20 in our letter dated December 14, 2006; however, please identify the transactions under which <u>each</u> seller acquired the securities that are being registered. For example, describe the option agreements under which shares are to be issued to Forest Holdings.

Management's Discussion and Analysis

Executive Summary of Segment Results, page 42

4.   We note your response to comment 26 in our letter dated December 14, 2006. It does not appear that you have provided a discussion with quantification of the business reasons for the changes between periods in the pre-tax income (loss) for the principal investing segment. Please advise where this disclosure is provided or revise as necessary.

Results of Operations, page 47

5.   Please discuss the overall market conditions that impact your investments in mortgage-backed securities and the impact of these market conditions during each period presented as well as the period subsequent to December 31, 2006. Please discuss the impact these conditions are reasonably likely to have on your results of operations in future periods. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Liquidity and Capital Resources, page 55

6.   We note your response to comment 30 in our letter dated December 14, 2006. It does not appear that disclosure has been provided to highlight the significant variations between net income (loss) and operating cash flows. It also does not appear that you have provided a discussion of the implications of this variance on liquidity and earnings trends. Please further advise where this disclosure has been provided or revise as necessary.

7.   We note your response to comment 32 in our letter dated December 14, 2006. We remind you that Section 501.10 of the Financial Reporting Codification states that you should provide disclosure of any material impact on liquidity and operations or risk due to significant exposure of repurchase and reverse repurchase agreements. In addressing the impact on your operations for any given period, you should consider all transactions during the period not only those existing at the balance sheet date. Please further advise how you determined further disclosure was not required or revise as necessary.

8.   We note your response to comment 35 in our letter dated December 14, 2006. Please disclose the supplemental information provided in your response related to the amounts reflected in the minimum rental commitments line item as well as the additional information regarding the weighted-average interest rate and weighted-average term to maturity.

Our Business, page 67

9.   We note your response to comment 46 in our letter dated December 14, 2006. Since you provide risk factor disclosure regarding your significant exposure to legal liability, please provide your response to this comment in the prospectus.

Executive Compensation, page 89

10.   We note your disclosure that you have not paid and do not intend to pay any annual cash compensation to your executive officers. Please note that you are required to comply with the requirements adopted by the Commission and published in Release No. 33-8732A. Given that you have paid compensation in the form of options to your executive officers, please include all of the information required by Item 402 of Regulation S-K with respect to this compensation, including a compensation discussion and analysis and tables in the form required by Item 402.

Certain Relationships and Related Party Transactions, page 96

11.   We note your response to comment 50 in our letter dated December 14, 2006. However, please disclose the nature and amount of anything of value received by each promoter as required by Item 404(c)(1) of Regulation S-K.

Financial Statements

Note 3. Related-Party Transactions, page F-14

12.   We note your response to comment 60 in our letter dated December 14, 2006. It remains unclear which type of allocation methods are used for each cost allocated. For example, you state that executive compensation costs allocated to you represent your proportionate share of executive compensation payable to FBR Group executive officers under the applicable years' FBR Group Key Employee Incentive Plan. Please clarify how your proportionate share is determined, including whether it is based on the number of hours spent. Please expand your disclosure related to each material cost. In a similar manner, discuss how you allocate overhead costs to your affiliates when providing services on their behalf.

Note 4. Investments

Long-term Investments, page F-19

13.   We note your response to comment 63 in our letter dated December 14, 2006. Please tell us how you determined that you did not need to provide the disclosures referred to in

paragraphs 4.68 and 4.69 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities regarding reasonably possible changes in your estimate.

14.   We note your response to comment 64 in our letter dated December 14, 2006. Please tell us how you determined it was appropriate to classify the mortgage-backed securities as available-for-sale instead of trading pursuant to paragraph 12 of SFAS 115.

Note 14. Segment Information, page F-33

15.   We note your response to comments 74 and 75 in our letter dated December 14, 2006. Please provide us with all of the financial information provided to your CODM for each of the last three years. Please also tell us whether discrete financial information is prepared at a lower level than your current reportable segments and explain to us who utilizes this information and for what purpose. Please also provide us with the financial information you provide to your Board of Directors.

Draft Form of Legal Opinion

16.   Please revise assumption (v) in the first paragraph on page 2 to reflect that you are not making this assumption with respect to the company.

As appropriate, please amend your registration statement in response to these comments. You may contact Nudrat Salik at (202) 551-3692 or in her absence, Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Lesli Sheppard at (202) 551-3708 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Daniel M. LeBey, Esq.
       Hunton & Williams LLP
       Riverfront Plaza, East Tower
       Richmond, VA 23219